Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

January 19, 2012

Ms. Lauren Nguyen
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Sport Tech Enterprises, Inc.
Your Letter of January 17, 2012
Form Registration Statement on Form S-1
File No. 333-175306

Dear Ms. Nguyen,

This correspondence is in response to your letter dated January 17, 2012 in reference to our filing of the Amended Registration Statement on Form S-1 filed January 4, 2011 on behalf of Sport Tech Enterprises, Inc., your file number 333-175306.

General

1.	In future amendments, please include the delaying amendment.

Response: The delaying amendment language as been included below footnote (1) of the “Calculation of Registration Fee.”

Prospectus Cover Page

2.	The Risk Factors section begins on page 5. Please revise the reference on the cover page accordingly.

Response: The cover page has been corrected to reflect page 5. Additionally, we corrected the page number listed in the first paragraph under “Prospectus Summary.”

Prospectus Summary, page 1

3.
Please revise to highlight the financial snapshot of your company by moving the disclosure contained in the first paragraph on page 2 to one of the first four introductory paragraphs on page 1. In the revised disclosure on page 1, please also disclose therein that you have not generated any revenues to date and that your auditors have included a going concern qualification in its recent auditor report. Lastly, disclose that you have not commenced production of your surf leash for sale yet and that you have no immediate plans to manufacture for mass production as you are still in the developmental stages.

Response: We have revised as follows:

The third paragraph of the Prospectus Summary now reads:

Sport Tech Enterprises was incorporated in the state of Nevada on July 28, 2010. The company’s main focus is to redesign and reengineer existing sporting goods. On October 1, 2010 we acquired our wholly owned subsidiary SquareRoot, Inc., through the execution of a share exchange agreement between SquareRoot and Sport Tech Enterprises. The agreement set forth terms whereupon Sport Tech Enterprises issued 1,200,000 shares of its common stock in a 1:1 exchange for all of SquareRoot’s issued and outstanding. Prior to the acquisition by Sport Tech Enterprises, SquareRoot had been developing a final prototype for a surfboard leash. After the execution of the share exchange, SquareRoot continued the development of the prototype under the umbrella of Sport Tech Enterprises, Inc. SquareRoot was formed to design, manufacture, and distribute water sport sporting goods. Since SquareRoot’s inception in July 2010, the Company has concentrated its energies on analyzing the viability of its business plan, and establishing a business model, including researching the items needed to secure a trademark. The Company has also collaborated with a local graphic artist to assist us in designing a logo for our brand name. We intend to secure federal trademark protection for our SquareRoot logo, and will begin the process of advertising and implement our marketing plan. Brandon Lane, who has remained on staff as a full-time employee since the acquisition of SquareRoot, Inc., by Sport Tech, coordinates with the Company’s officers in accomplishing these tasks in addition to completing the testing on the Company’s prototype. As of the date of this prospectus, our redesigned surf leash is the sole product which is in development. Upon the completion of our final revisions and coinciding with the completion of our working trials, we intend to outsource production to a facility capable of handling mass production. To date, we have yet to commence production, as we are still in development stages. Our intention is to initially market our surf leash to local surf shops in Southern California, as well as provide sponsorships for local surfers and surfing competitions. Additionally we intend to redesign and improve sporting goods, after which, Sport Tech would manufacture and sell its redesigned products through the brand name SquareRoot, Inc., however the Company cannot provide any assurance that we will be able to meet this goal due to our financial condition and limited operating history.  In the future we intend to continue to focus on sporting goods which are utilized in surfing, boogie boarding, snowboarding, skateboarding as well as contact sports such as ultimate fighting and boxing. As of this date, we have not generated any revenues.  Additionally our auditors have included a going concern qualification in our recent auditor report.

Additionally, we have moved the first paragraph of page two to become the fourth paragraph of page one.

Sport Tech Enterprises, Inc. (“Sport Tech Enterprises”), page 1

4.
Revise the first paragraph to balance the disclosure by providing that you cannot provide any assurance that you will be able to “reengineer” and “improve” the surfing leash or other sporting goods due to your financial condition and limited history.

Response: As noted above, we have added the following language to paragraph three of the referenced section. It reads as follows:

Additionally we intend to redesign and improve sporting goods, after which, Sport Tech would manufacture and sell its redesigned products through the brand name SquareRoot, Inc., however the Company cannot provide any assurance that we will be able to meet this goal due to our financial condition and limited operating history.

Risk Factors, page 5

5.	Please revise to move the first two risk factors on page 10 to a more prominent section on page 5.

Response: We have relocated the requested risk factors on page ten to page five, which are now the second and third risk factors listed within the section.

Exhibit 5

6.	Please revise the fourth paragraph of the opinion to refer to the correct number of shares of common stock that is being registered on the registration statement.

Response: We have corrected the requested information to correctly disclose 164,000 shares of common stock.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP